March 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Independence Holdings Corp.

Registration Statement on Form S-1

Filed January 19, 2021, as amended

File No. 333-253095

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Independence Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they have distributed approximately 1,650 copies of the Preliminary Prospectus dated March 5, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard Diamond
Name: Richard Diamond
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Ragunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]